UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

JA Solar Holdings Co., Ltd.

File No. 1-33290 - CF#23815
_____

JA Solar Holdings Co., Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 25, 2009.

Based on representations by JA Solar Holdings Co., Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.7	through December 31, 2011
Exhibit 4.8	through August 9, 2010
Exhibit 4.9	through August 9, 2010
Exhibit 4.10	through August 9, 2010
Exhibit 4.11	through August 9, 2010
Exhibit 4.12	through August 9, 2010
Exhibit 4.13	through August 9, 2010
Exhibit 4.14	through December 31, 2009
Exhibit 4.15	through December 31, 2015
Exhibit 4.16	through December 31, 2009
Exhibit 4.17	through December 31, 2009
Exhibit 4.18	through December 31, 2009
Exhibit 4.19	through December 31, 2009
Exhibit 4.20	through September 25, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel